UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

RAFAEL HOLDINGS, INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

75062E106

(CUSIP Number)

Shmuel Jonas

I9 Plus, LLC

153 Booth Avenue

Englewood, NJ 07631

(973) 438-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON I9 Plus, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 85-3139380
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,338,367
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,338,367
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,338,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, par value $.01 per share (the “Shares”), of Rafael Holdings, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 520 Broad Street, Newark, NJ 07102.

Item 2. Identity and Background

I9 Plus, LLC (“I9 Plus”), is a Delaware limited liability company, with its principal place of business at 153 Booth Avenue, Englewood, NJ 07631. I9 Plus is owned by trusts for the benefit of Howard Jonas’ children, and is managed by Mr. Howard Jonas’ son, Shmuel Jonas. Howard Jonas is the Executive Chairman on the Company.

During the last five years, neither I9 Plus, LLC nor Shmuel Jonas has been convicted in a criminal proceeding. During the last five years, neither I9 Plus, LLC or Shmuel Jonas was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 19, 2021, the Company entered into a Securities Purchase Agreement with I9 Plus (the “Jonas Purchase Agreement”).  On August 24, 2021, the Company issued 112,561 of Class B common stock to I9 Plus at a purchase price equal to $44.42 per share, which was equal to the closing price of a share of the Class B common stock on the New York Stock Exchange on August 19, 2021.

On June 22, 2022, the Company entered into a Stock Purchase Agreement (the “SPA”) with I9 Plus. On July 6, 2022, pursuant to the SPA, the Company sold 3,225,806 shares of the Company’s Class B common stock to I9 Plus at a price per share of $1.86 and an aggregate sale price of $6 million derived from working capital. The price per share was calculated to be the greater of (1) the volume weighted average price for the Class B common stock on the New York Stock Exchange for the five trading days ending on June 21, 2022 (which were the five trading days beginning with the first full trading day following the date that the transaction was approved by the Board of Directors of the Company, and its Corporate Governance Committee which consists solely of independent members of the Board) and (2) the closing price of the Class B common stock on June 21, 2022 (the trading immediately preceding the date of the SPA to ensure that the sale price was not below the Minimum Price under NYSE Rule 312.03(b)). The shares were issued in reliance on the exemption from registration provided for under Section 4(a)(2) of the Securities Act of 1933, as amended.

Item 4. Purpose of Transaction

I9 Plus acquired the Shares reported herein for investment purposes. I9 Plus does not have any plans or proposals with respect to the Company which relate to or would result in the events listed for Item 4 (a) – (j) of the instructions for Schedule 13D.

Item 5. Interest in Securities of the Issuer

As of the date hereof, I9 Plus is the beneficial owner of 3,338,367 shares of the Company’s Class B Common stock. This number represents approximately 16.7% of the issued and outstanding Shares as of June 12, 2022.

I9 Plus has the sole power to vote or to direct the voting of and to dispose or direct the disposition of 3,338,367 shares of Class B common stock.

The information provided in Item 3 above is incorporated by reference into this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2022

I9 PLUS, LLC

By:	/s/ Shmuel Jonas
Shmuel Jonas, Manager

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